256076.3
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  CUTERA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232109108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 12, 2006
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_| Rule 13d-1(b)
                  |X| Rule 13d-1(c)
                  |_| Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

--------------------------------------------------------------------------------

CUSIP No. 232109108
--------------------------------------------------------------------------------

         NAME OF REPORTING PERSON
         HealthCor Management, L.P.

   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)   20-2893681
-------- -----------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
   2                                                                    (b) |X|
-------- -----------------------------------------------------------------------

         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
   4
-------- -----------------------------------------------------------------------

                              SOLE VOTING POWER

      NUMBER OF          5    0
        SHARES         ------ --------------------------------------------------
     BENEFICIALLY
       OWNED BY               SHARED VOTING POWER
         EACH
      REPORTING          6    675,000
        PERSON         ------ --------------------------------------------------
         WITH
                               SOLE DISPOSITIVE POWER

                          7    0
                        ------ -------------------------------------------------

                               SHARED DISPOSITIVE POWER

                          8    675,000
----------------------- ------ -------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     675,000
-------- -----------------------------------------------------------------------

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                         |_|
-------- -----------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11     5.34%
-------- -----------------------------------------------------------------------

         TYPE OF REPORTING PERSON*

  12     PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

---------------------------------------- ---------------------------------------

CUSIP No. 232109108
---------------------------------------- ---------------------------------------

         NAME OF REPORTING PERSON
         Arthur Cohen

   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
   2                                                                     (b) |X|
-------- -----------------------------------------------------------------------

         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
   4
-------- -----------------------------------------------------------------------

                              SOLE VOTING POWER

      NUMBER OF          5    0
        SHARES         ------ --------------------------------------------------
     BENEFICIALLY
       OWNED BY               SHARED VOTING POWER
         EACH
      REPORTING          6    675,000
        PERSON         ------ --------------------------------------------------
         WITH
                               SOLE DISPOSITIVE POWER

                          7    0
                        ------ -------------------------------------------------

                               SHARED DISPOSITIVE POWER

                          8    675,000
----------------------- ------ -------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     675,000
-------- -----------------------------------------------------------------------

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                        |_|
-------- -----------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11     5.34%
-------- -----------------------------------------------------------------------

         TYPE OF REPORTING PERSON*

  12     IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

---------------------------------------- ---------------------------------------

CUSIP No. 232109108
---------------------------------------- ---------------------------------------

         NAME OF REPORTING PERSON
         Joseph Healey

   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
   2                                                                     (b) |X|
-------- -----------------------------------------------------------------------

         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
   4
-------- -----------------------------------------------------------------------

                              SOLE VOTING POWER

      NUMBER OF          5    0
        SHARES         ------ --------------------------------------------------
     BENEFICIALLY
       OWNED BY               SHARED VOTING POWER
         EACH
      REPORTING          6    675,000
        PERSON         ------ --------------------------------------------------
         WITH
                               SOLE DISPOSITIVE POWER

                          7    0
                        ------ -------------------------------------------------

                               SHARED DISPOSITIVE POWER

                          8    675,000
----------------------- ------ -------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     675,000
-------- -----------------------------------------------------------------------

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10                                                                        |_|
-------- -----------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11     5.34%
-------- -----------------------------------------------------------------------

         TYPE OF REPORTING PERSON*

  12     IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer: Cutera, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3240 Bayshore Blvd.
                  Brisbane, California 94005

Item 2(a, b, c).  Name of Persons Filing, Address of Principal Business Office,
                  Citizenship:

                  (i) HealthCor Management, L.P., a Delaware limited partnership; Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019; (ii) Joseph Healey; Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019; and (iii) Arthur Cohen, 12 South Main Street, #203 Norwalk, CT 06854. Both Mr. Healey and Mr. Cohen are United States citizens.

Item 2(d). Title of Class of Securities: common stock, par value $0.001 per share (the "Common Stock")

Item 2(e).        CUSIP Number: 232109108

Item 3.           Not Applicable.

Item 4.           Ownership.

      HealthCor Management, L.P. is the investment manager to certain accounts which hold the Common Stock reported herein and by virtue of such status may be deemed to be the beneficial owner of 675,000 shares of Common Stock of the Issuer. Arthur Cohen and Joseph Healey, the Managers of HealthCor Associates, LLC, the general partner of HealthCor Management, L.P., have voting and investment power with respect to the Common Stock reported herein, and therefore may be deemed to be the beneficial owner of such Common Stock.

            1.    HealthCor Management, L.P.
                  (a)   Amount beneficially owned: 675,000 shares.
                  (b) Percent of class: 5.34%. The percentage of Common Stock reported as beneficially owned is based upon 12,635,776 shares outstanding as of July 31, 2006, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 9th, 2006.
                  (c)   Number of shares as to which such person has:
                        (i) Sole power to vote or to direct the vote: 0
                        (ii) Shared power to vote or to direct the vote: 675,000 shares.
                        (iii) Sole power to dispose or to direct the disposition of: 0
                        (iv) Shared power to dispose or to direct the disposition of: 675,000 shares.

            2.    Joseph Healey
                  (a) Amount beneficially owned: 675,000 shares.
                  (b) Percent of class: 5.34% (determined as set forth in paragraph 1(b) of this Item 4) (c) Number of shares as to which such person has:
                        (i) Sole power to vote or to direct the vote: 0
                        (ii)Shared power to vote or to direct the vote: 675,000 shares.
                        (iii) Sole power to dispose or to direct the disposition of: 0
                        (iv) Shared power to dispose or to direct the disposition of: 675,000 shares.

            3. Arthur Cohen
                  (a) Amount beneficially owned: 675,000 shares.
                  (b) Percent of class: 5.34% (determined as set forth in paragraph 1(b) of this Item 4)
                  (c) Number of shares as to
                  which such person has:
                        (i) Sole power to vote or to direct the vote: 0
                        (ii)Shared power to vote or to direct the vote: 675,000 shares.
                        (iii) Sole power to dispose or to direct the disposition of: 0
                        (iv) Shared power to dispose or to direct the disposition of: 675,000 shares.

Item 5.     Ownership of Five Percent or less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The Common Stock reported herein is held by certain accounts managed by HealthCor Management, L.P. in a fiduciary or representative capacity. Accordingly, persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities; however, no such person has an interest that relates to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            [Signature Page Follows:]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 19, 2006

                               HealthCor Management, L.P.

                               By: HealthCor Associates, LLC, general partner of
                                   HealthCor Management, L.P.

                                   By: /s/ Arthur Cohen
                                       ----------------------------
                                   Name: Arthur Cohen
                                   Title: Manager

                                   By: /s/ Joseph Healey
                                       ----------------------------
                                   Name: Joseph Healey
                                   Title: Manager

                       /s/ Joseph Healey
                       ----------------------------
                       Joseph Healey, Individually

                       /s/ Arthur Cohen
                       ----------------------------
                       Arthur Cohen, Individually